

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

Via E-mail
Daniel K. Borgen
Chief Executive Officer and President
USD Partners LP
811 Main Street, Suite 2800
Houston, TX 77002

> **Re:** **USD Partners LP**
> **Registration Statement on Form S-1**
> **Filed August 29, 2014**
> **File No. 333-198500**

Dear Mr. Borgen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Inside Cover Page Artwork

1. Please provide a brief heading or caption to explain the picture of the railcars to clarify what aspect of your business you are depicting with the picture.

Dilution, page 59

2. We note from your footnotes to the dilution table that the net tangible book value per unit calculations do not include the 250,000 Class A Units which were issued in August 2014. Please explain to us why you believe it is appropriate to exclude these units from the net tangible book value per unit amounts. As part of your response, please explain to us the nature of the terms and rights of the Class A Units that result in a lack of liquidation value following the completion of the offering.

<u>Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 69</u>

3. We note your disclosure in footnote (4) that interest expense for the pro forma twelve months ended June 30, 2014 is calculated based on an estimated interest rate of 3.48% (comprised of a base rate of 0.2307% plus an applicable margin of 3.25%). Please revise to disclose how this interest rate was determined (i.e. based on rate parameters set forth in new Senior Secured Credit Agreement).

4. We note that you have provided historical distributable cash flow on a pro forma basis for the twelve months ended June 30, 2014. We also note that your forecast of distributable cash flows begins with the quarter ended December 31, 2014. Please tell us, and revise to disclose in this section, the nature of any material differences expected in the gap period of July 1, 2014 through September 30, 2014.

<u>Management's Discussion and Analysis, page 94</u>
<u>Critical Accounting Policies and Estimates, page 113</u>

5. We note from disclosures provided elsewhere in the filing in August 2014 the board of directors of your general partner granted 250,000 Class A Units to certain executive officers and other key employees of your general partner and its affiliates, and that the Class A Units are limited partner interests in your partnership that entitle the holder to distributions equivalent to your common units but do not having voting rights. We also note that the Class A Units contain a conversion right that allows for the conversion into common unit that could range from one to ten common units per Class A Unit. In this regard, please expand your critical accounting policies to include disclosure surrounding the estimates involved in determining the value of your Class A Units. Your disclosures should include, but not be limited to, the valuation method used to determine fair value; the nature of material assumptions involved; and the extent to which the estimates are considered highly complex and subjective. Please tell us and disclose the aggregate value of the 250,000 Class A Units.

<u>Security Ownership and Certain Beneficial Owners, page 147</u>

6. We note your response to our prior comment 14 and revised disclosure and reissue the comment. From your response, it appears that the board of directors of USD exercises the voting and dispositive power over the units. As such, please name the five persons that comprise the board. We note you currently only name two of the persons.

<u>Unaudited Pro Forma Combined Balance Sheet As of June 30, 2014, page F-4</u>

7. We note your disclosure that there are 250,000 Class A units outstanding on a pro forma basis at June 30, 2014. Please revise the notes to the pro forma balance sheet to disclose the nature of the transaction in which the 250,000 Class A units were issued, and to provide details of the significant terms and rights related to these Units. Your revised disclosure should also indicate how these units are included in the pro forma earnings per

share calculations, such as whether these units are included in common or subordinated units for purposes of the calculations. Also, revise to disclose how you calculated or determined the value associated with the units issued.

Note 3. Unaudited Pro Forma Combined Statements of Operations Adjustments, page F-9

8.   We note your disclosure in footnote (m) that you have made an adjustment to increase the provision for income taxes based on pretax earnings from the railcar business which are subject to a statutory rate of 35%. Please revise footnote (m) to disclose the amount of earnings from the railcar business used in your income tax expense calculations for the year ended December 31, 2013 and the six months ended June 30, 2013 and 2014 and to explain how that amount was derived from the statements of operations.

9.   We note that footnote (n) represents an adjustment for incremental compensation expense relating to the issuance of equity compensation to certain executive officers of your general partner and to other key employees of your general partner and its affiliates. Please revise to disclose the nature and amount of equity compensation issued to these individuals, including significant terms and vesting provisions. Your revised disclosure should also describe how you calculated or determined the amount of equity compensation expense included in the pro forma periods.

General

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at 202-551-3301 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor